NEWS RELEASE  December 19, 2005

Trading Symbol: AMM - TSX; AAU - AMEX

www.almadenminerals.com

Almaden Minerals Ltd. begins trading on the AMEX, New York

Almaden Minerals Ltd. (“Almaden”) is very pleased to announce that effective December 19, 2005 its common shares were posted for trading on the American Stock and Options Exchange (“AMEX”), a world class market place located in New York. Almaden is trading under the symbol AAU on the AMEX, but will retain its listing on the Toronto Stock Exchange where it trades under the symbol AMM.

“Almaden’s management views the listing as another significant milestone in the company’s development”, said Duane Poliquin, President and CEO.  “We expect the listing will better enable our many longtime American shareholders to exchange their interest with others who wish to participate as owners of the company. This listing will enhance Almaden’s profile and further assist us as we seek to add value through our exploration ventures”.

Almaden’s business is to maximize its shareholders exposure to wealth creation and minimize risk by having other firms assume the cost and risk of early stage exploration through option agreements for properties discovered by Almaden using the company’s greatest asset: our proven ability to identify new mineral projects of merit. The listing comes at time when Almaden’s exposure to discovery potential is the greatest it ever has been with 14 option agreements and joint ventures and ongoing exploration throughout North America.

ON BEHALF OF THE BOARD OF DIRECTORS

“J. Duane Poliquin,”

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J. Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.